MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07021534

SUPPL

February 27, 2007

SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH., D.C. 165 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated February 27, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
MAR 08 2007
THOMSON
FINANCIAL

for BARBARA O'NEILL

3/6

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 27, 2007**

News Release: 07-02 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Black Lake Uranium Exploration Program

Manson Creek Resources Ltd. ('Manson Creek') is pleased to unveil its exploration program for the Black Lake uranium project.

The Black Lake claim group is comprised of 5,484 hectares in northern Saskatchewan, located 30 kilometers east of Stony Rapids.

The project is located on the leading edge of the Athabasca Basin and is adjacent to a number of prominent regional shear/deformation zones. The bedrock on the claims is basement rock believed to have been unroofed during the last glacial period. This rock, until recently, was covered by the basal layers of the Athabasca Basin.

The Black Lake property represents an under explored uranium deposit model in Canada. The deposit style is best exemplified by the Rossing uranium mine in Namibia, which is the 5th largest uranium mine in the world and supplies 8% of the world's production. Rossing has just celebrated its 20th year of production.

The Black Lake properties cover numerous uranium occurrences within deformed pegmatites and granitoid intrusive rocks. The property has seen varying amounts of historical surface exploration, with the last round of work occurring in the 1970's. Mineralization generally consists of irregularly disseminated uraninite in deformed and folded radioactive pegmatite granites. Molybdenum is often an accessory mineral.

The mineralized zones have been reported to be of widths of one meter to greater than 10 meters and historical assays have reported values of 0.08% to greater than 1% U_3O_8.

The Black Lake project will see two phases of exploration in 2007. Beginning in May, there will be a geology and geophysical program which will set out the priority areas for the follow up diamond drilling phase.

Phase one, beginning in May, will consist of geological mapping, sampling, prospecting, and ground based radiometric geophysical surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling.

Phase 2 will be comprised of a planned 2,000 m of diamond drilling, utilizing a helicopter portable drill rig. This work will test historic showings and new zones outlined in Phase one.

Manson Creek wishes to cordially invite you to the

2007 PDAC - The 75th Prospectors & Developers Association of Canada International Convention Manson Creek Resources Ltd. welcomes and invites you to join Regan Chernish, President and CEO in **Booth 3007** at the Metro Toronto Convention Centre to learn more about Manson Creek.

During this event Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities.

Show Location and Times:
Metro Toronto Convention Centre - North Building
255 Front Street West Toronto, ON, Canada M5V 2W6
Exhibit Hours
Sunday, March 04, 2007 10:00am to 5:30 pm
Monday, March 05, 2007 10:00 am to 5:30 pm
Tuesday, March 06, 2007 10:00 am to 5:30 pm
Wednesday, March 07, 2007 9:00 am to 12:00 pm

For more information visit www.pdac.ca, www.manson.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 27, 2007**

News Release: 07-02 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Black Lake Uranium Exploration Program

Manson Creek Resources Ltd. ('Manson Creek') is pleased to unveil its exploration program for the Black Lake uranium project.

The Black Lake claim group is comprised of 5,484 hectares in northern Saskatchewan, located 30 kilometers east of Stony Rapids.

The project is located on the leading edge of the Athabasca Basin and is adjacent to a number of prominent regional shear/deformation zones. The bedrock on the claims is basement rock believed to have been unroofed during the last glacial period. This rock, until recently, was covered by the basal layers of the Athabasca Basin.

The Black Lake property represents an under explored uranium deposit model in Canada. The deposit style is best exemplified by the Rossing uranium mine in Namibia, which is the 5th largest uranium mine in the world and supplies 8% of the world's production. Rossing has just celebrated its 20th year of production.

The Black Lake properties cover numerous uranium occurrences within deformed pegmatites and granitoid intrusive rocks. The property has seen varying amounts of historical surface exploration, with the last round of work occurring in the 1970's. Mineralization generally consists of irregularly disseminated uraninite in deformed and folded radioactive pegmatite granites. Molybdenum is often an accessory mineral.

The mineralized zones have been reported to be of widths of one meter to greater than 10 meters and historical assays have reported values of 0.08% to greater than 1% U_3O_8.

The Black Lake project will see two phases of exploration in 2007. Beginning in May, there will be a geology and geophysical program which will set out the priority areas for the follow up diamond drilling phase.

Phase one, beginning in May, will consist of geological mapping, sampling, prospecting, and ground based radiometric geophysical surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling.

Phase 2 will be comprised of a planned 2,000 m of diamond drilling, utilizing a helicopter portable drill rig. This work will test historic showings and new zones outlined in Phase one.

Manson Creek wishes to cordially invite you to the

2007 PDAC - The 75th Prospectors & Developers Association of Canada International Convention Manson Creek Resources Ltd. welcomes and invites you to join Regan Chernish, President and CEO in **Booth 3007** at the Metro Toronto Convention Centre to learn more about Manson Creek.

During this event Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities.

Show Location and Times:
Metro Toronto Convention Centre - North Building
255 Front Street West Toronto, ON, Canada M5V 2W6
Exhibit Hours
Sunday, March 04, 2007 10:00am to 5:30 pm
Monday, March 05, 2007 10:00 am to 5:30 pm
Tuesday, March 06, 2007 10:00 am to 5:30 pm
Wednesday, March 07, 2007 9:00 am to 12:00 pm

For more information visit www.pdac.ca, www.manson.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 27, 2007**

News Release: 07-02 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Black Lake Uranium Exploration Program

Manson Creek Resources Ltd. ('Manson Creek') is pleased to unveil its exploration program for the Black Lake uranium project.

The Black Lake claim group is comprised of 5,484 hectares in northern Saskatchewan, located 30 kilometers east of Stony Rapids.

The project is located on the leading edge of the Athabasca Basin and is adjacent to a number of prominent regional shear/deformation zones. The bedrock on the claims is basement rock believed to have been unroofed during the last glacial period. This rock, until recently, was covered by the basal layers of the Athabasca Basin.

The Black Lake property represents an under explored uranium deposit model in Canada. The deposit style is best exemplified by the Rossing uranium mine in Namibia, which is the 5th largest uranium mine in the world and supplies 8% of the world's production. Rossing has just celebrated its 20th year of production.

The Black Lake properties cover numerous uranium occurrences within deformed pegmatites and granitoid intrusive rocks. The property has seen varying amounts of historical surface exploration, with the last round of work occurring in the 1970's. Mineralization generally consists of irregularly disseminated uraninite in deformed and folded radioactive pegmatite granites. Molybdenum is often an accessory mineral.

The mineralized zones have been reported to be of widths of one meter to greater than 10 meters and historical assays have reported values of 0.08% to greater than 1% U_3O_8.

The Black Lake project will see two phases of exploration in 2007. Beginning in May, there will be a geology and geophysical program which will set out the priority areas for the follow up diamond drilling phase.

Phase one, beginning in May, will consist of geological mapping, sampling, prospecting, and ground based radiometric geophysical surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling.

Phase 2 will be comprised of a planned 2,000 m of diamond drilling, utilizing a helicopter portable drill rig. This work will test historic showings and new zones outlined in Phase one.

Manson Creek wishes to cordially invite you to the

2007 PDAC - The 75th Prospectors & Developers Association of Canada International Convention Manson Creek Resources Ltd. welcomes and invites you to join Regan Chernish, President and CEO in **Booth 3007** at the Metro Toronto Convention Centre to learn more about Manson Creek.

During this event Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities.

Show Location and Times:
Metro Toronto Convention Centre - North Building
255 Front Street West Toronto, ON, Canada M5V 2W6
Exhibit Hours
Sunday, March 04, 2007 10:00am to 5:30 pm
Monday, March 05, 2007 10:00 am to 5:30 pm
Tuesday, March 06, 2007 10:00 am to 5:30 pm
Wednesday, March 07, 2007 9:00 am to 12:00 pm

For more information visit www.pdac.ca, www.manson.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

END